

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2022

Joey Firestone
Chief Executive Officer
Elite Performance Holding Corp.
3301 NE 1ST AVE. SUITE M704
MIAMI FL 33137

> **Re: Elite Performance Holding Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 10, 2022**
> **File No. 333-262483**

Dear Mr. Firestone:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed August 10, 2022

Cover Page

1.   We note your response to prior comment 2. Please state here clearly that you will not apply for listing on any national securities exchange. Also, if you do not intend to register a class of your securities under Exchange Act Section 12, please disclose the risks related to the automatic suspension of your reporting obligations pursuant to Section 15(d) and the inapplicability of Sections 13, 14 and 16 of the Exchange Act.

2.   The cover page refers to an offering of 15 million shares by you. Your fee table indicates you are offering 25 million shares. Please reconcile.

3.   We note your response to prior comment 3. Please revise to discuss here and your summary the revocation of the registration of the securities under Section 12, including

the release number, the date of revocation and the reason the registration of securities was revoked. Also, please note that upon effectiveness of this registration statement, you will be <u>required</u> to file reports pursuant to Exchange Act Section 15(d), unless and until that obligation is suspended. Therefore, please revise to eliminate the disclosure that you will merely be filing reports on a "voluntary" basis.

<u>Consent of Independent Registered Public Accounting Firm, page 1</u>

4.   Please revise to include a currently dated consent of your independent auditor. See guidance in Item 601(b)(23) of Regulation S-K.

<u>Cautionary Note, page 15</u>

5.   We note your revisions in response to prior comment 14. Please delete the sentence of this section that mentions the bespeaks caution doctrine.

<u>Principal Stockholders, page 35</u>

6.   We note your response to prior comment 21. Please update the date and disclosure to be as of the most recent practicable date.

7.   We note your response to prior comment 19. Please revise to provide the tabular disclosure required by Item 403 of Regulation S-K for each class of equity, including your common stock. Also revise to clarify the total beneficial ownership and voting power considering all outstanding equity securities.

<u>Recent Sales of Unregistered Securities, page 41</u>

8.   It is unclear from your response to prior comment 23 how you addressed the disclosure requested by that comment. Therefore, we reissue prior comment 23.

<u>Exhibits</u>

9.   We note your response to prior comment 24. Please tell us how you determined to use Exhibit 10.14 in connection with this offering. We note that it is titled "Regulation D Subscription Agreement."

10.   We note your response to prior comment 25. Please file as an exhibit the certificate of designation for your preferred stock, as previously requested. Please also revise your disclosure beginning on page 33 to discuss the material terms of Exhibit 10.6.

<u>General</u>

11.   We note the hyperlink added to your disclosure on page F-21 in response to prior comment 7. Given the location of that addition, please tell us whether the information accessible through that hyperlink was audited. Also, in addition to adding that link, revise your disclosure to explain the studies to which you refer and how they support your claims.

12. We reissue prior comment 27, given that your fee table still indicates you are registering a resale transaction.

13. Please expand your revisions in response to prior comment 28 to clarify how you used the proceeds from the prior offering of securities. While we note the additions to page 3, it is unclear how the actions you describe relate to the prior offering.

    You may contact Claire Erlanger at (202) 551-3301 or Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at (202) 551-3602 or Geoff Kruczek at (202) 551-3641 with any other questions.

    Sincerely,

    Division of Corporation Finance
    Office of Manufacturing

cc: Matheau J. W. Stout